UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.          )*

ENTASIS THERAPEUTICS HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

293614 103

(CUSIP Number)

Geoffrey Hulme
Interim Principal Executive Officer
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,645,020(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,645,020(1)
	10	SHARED DISPOSITIVE POWER [0]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,020(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.996% (1) (2)
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5.
(2)
Based on 13,231,716 shares of Common Stock outstanding as of April 22, 2020, as confirmed in writing by the Issuer, inclusive of the shares of Common Stock held by the Reporting Person and shares of Common Stock issuable upon exercise of the Warrants held by the Reporting Person.

Item 1. Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to 1,322,510 shares of common stock, $0.001 par value per share (“Common Stock”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Issuer”) and warrants to acquire an additional 1,322,510 shares of Common Stock of the Issuer, which are exercisable immediately and will have a five year term (“Warrants”). The Issuer maintains its principal executive office at 35 Gatehouse Drive, Waltham, MA 02451.

The form of Warrant is attached as Exhibit 4.1 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on April 13, 2020 and is incorporated by reference in this Schedule 13D; any description herein of the Form of Warrant is qualified in its entirety by reference to the Form of Warrant so filed by the Issuer.

Item 2. Identity and Background

Innoviva, Inc. (the “Reporting Person”) is a company with a portfolio of royalties that include respiratory assets, organized under the laws of the state of Delaware.

The address of the principal business office of the Reporting Person is 1350 Old Bayshore Highway Suite 400
Burlingame, CA.

The directors and executive officers of the Reporting Person are set forth on Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)            name;

(ii)           business address;

(iii)          position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)          citizenship.

During the last five years, neither the Reporting Person nor any person named in Schedule I have been convicted in a criminal proceeding. During the last five years, neither the Reporting Person nor any person named in Schedule I have been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Common Stock and Warrants reported in this Schedule 13D was approximately $3.3 million. The Common Stock and Warrants reported in this Schedule 13D were acquired with funds provided from working capital of the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person purchased the Common Stock and Warrants reported in this Schedule 13D for investment purposes pursuant to that certain Securities Purchase Agreement, dated as of April 12, 2020, by and between the Reporting Person and the Issuer (the “Purchase Agreement”).  Pursuant to the terms of the Purchase Agreement, in addition to the Common Stock and Warrants reported in this Schedule 13D, the Reporting Person may acquire an additional 12,677,490 shares of Common Stock and additional Warrants to purchase 12,677,490 shares of Common Stock of the Issuer, subject to satisfaction of certain conditions set forth in the Purchase Agreement, including that the Purchase Agreement and the transactions contemplated thereby having been approved by the stockholders of the Issuer as may be required by the applicable rules and regulations of Nasdaq Stock Market LLC.

The Purchase Agreement is attached as Exhibit 10.1 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2020 and is incorporated by reference in this Schedule 13D; any description herein of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement so filed by the Issuer.

The Reporting Person may, from time to time and at any time, either alone or together with others: (i) acquire additional Common Stock and Warrants and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of its Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

The Reporting Person has sole voting power and sole dispositive power with regard to 2,645,020 shares of Common Stock, representing approximately 19.99% of the outstanding shares of Common Stock of the Issuer as of the date of this Schedule 13D, based upon 13,231,716 shares of Common Stock outstanding as of April 22, 2020, as confirmed in writing by the Issuer, inclusive of 1,322,510 shares of Common Stock held by the Reporting Person as of the date of this Schedule 13D and 1,322,510 shares of Common Stock issuable upon exercise of the Warrants held by the Reporting Person.  Except as set forth in Item 4, the Reporting Person did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

As part of the transactions contemplated by the Purchase Agreement, the Reporting Person has entered into voting agreements (collectively, the “Voting Agreements”) with certain stockholders of the Company (“Voting Agreement Parties”), holding approximately 60.6% of the shares of Common Stock outstanding as of the date of this Schedule 13D.  Pursuant to the Voting Agreements, the Voting Agreement Parties have agreed, among other things, to vote in support of the transactions contemplated by the Purchase Agreement at a duly convened meeting of stockholders.  As a result of certain provisions contained in the Voting Agreements, the Reporting Person may be deemed a to constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act) with the Voting Agreement Parties and to have beneficial ownership of the Common Stock beneficially owned by the Voting Agreement Parties.  Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act, the Reporting Person disclaims that it constitutes a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act) with the Voting Agreement Parties and further disclaims any beneficial ownership of any shares of Common Stock beneficially owned by the Voting Agreement Parties. Nothing in this Schedule 13D shall be deemed to constitute an admission by the Reporting Person to the contrary.  The Reporting Person paid no funds or other consideration to the Voting Agreement Parties in connection with the execution and delivery of the Voting Agreements.  After the conclusion of the shareholder meeting and receipt of the stockholder approval, as contemplated by the Purchase Agreement, to the extent that a “group”  between the Reporting Person and the Voting Agreement Parties is deemed to have been constituted, it will be deemed to have been disbanded.

The form of Voting Agreement is attached as Exhibit 10.2 to the Form 8-K of the Issuer filed with the SEC on April 13, 2020 and is incorporated by reference in this Schedule 13D; any description herein of the Voting Agreements is qualified in its entirety by reference to the form Voting Agreement so filed by the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained above in Item 5 is hereby incorporated by reference into this Item 6.

The Reporting Person has entered into an Investor Rights Agreement, dated as of April 22, 2020, by and between the Reporting Person and the Issuer (the “Investor Rights Agreement”), pursuant to which the Reporting Person has been granted the right to designate up to two directors to the board of directors of the Issuer, subject to minimum ownership thresholds. For example, the Investor Rights Agreement provides that for so long as the Reporting Person and its affiliates hold at least 15% of the outstanding shares of Common Stock on a fully-diluted basis, the Reporting Person shall have the right to designate two directors to the board of directors of the Issuer, and for so long as the Reporting Person and its affiliates hold at least 8% of the outstanding shares of Common Stock on a fully-diluted basis, the Reporting Person shall have the right to designate one director to the board of directors of the Issuer, subject to certain qualifications and conditions in the Investor Rights Agreement. The Investor Rights Agreement also provides for participation rights for the Reporting Person to participate pro rata in future offerings of securities by the Issuer.

The Reporting Person has also entered into a Registration Rights Agreement, dated as of April 22, 2020, by and between the Reporting Person and the Issuer (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer is required to prepare and file with the U.S. Securities and Exchange Commission a registration statement with respect to the resale of the securities issued and sold pursuant to the Purchase Agreement.

The Investor Rights Agreement is attached as Exhibit 10.1 to the Form 8-K of the Issuer filed with the SEC on April 22, 2020 and is incorporated by reference in this Schedule 13D; any description herein of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement so filed by the Issuer.  The Registration Rights Agreement is attached as Exhibit 4.1 to the Form 8-K of the Issuer filed with the SEC on April 22, 2020 and is incorporated by reference in this Schedule 13D; any description herein of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement so filed by the Issuer.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Securities Purchase Agreement, dated as of April 12, 2020, by and between Entasis Therapeutics Holdings Inc. and Innoviva, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Issuer filed with the SEC on April 13, 2020)
Exhibit 2 – Form of Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K of the Issuer filed with the SEC on April 13, 2020)
Exhibit 3 – Form of Voting Agreement, between Innoviva, Inc. and the stockholder party thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Issuer filed with the SEC on April 13, 2020)
Exhibit 4 – Investor Rights Agreement, dated as of April 22, 2020, by and between Entasis Therapeutics Holdings Inc. and Innoviva, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Issuer filed with the SEC on April 22, 2020)
Exhibit 5 – Registration Rights Agreement, dated as of April 22, 2020, by and between Entasis Therapeutics Holdings Inc. and Innoviva, Inc. (incorporated by reference to Exhibit 4.1 to the Form 8-K of the Issuer filed with the SEC on April 22, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2020

INNOVIVA, INC.

By:	/s/ Geoffrey Hulme
Name: Geoffrey Hulme
Title: Interim Principal Executive Officer

SCHEDULE I

The following information is set forth below with respect to each executive officer and director of the Reporting Person: name, business address, position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Directors
George W. Bickerstaff, III	(1)	Director	Managing Director of M.M. Dillon & Co., LLC (2)	United States
Mark DiPaolo	(1)	Director	Partner and the General Counsel of Sarissa Capital Management LP (3)	United States
Jules Haimovitz	(1)	Director	President of Haimovitz Consulting, Inc. (4)	United States
Odysseas D. Kostas	(1)	Director	Partner and Senior Analyst at Sarissa Capital Management LP (3)	United States
Sarah Schlesinger	(1)	Director	Associate Professor of Clinical Investigation at Rockefeller University and Senior Attending Physician at Rockefeller University Hospital (5)	United States

Executive Officers
Geoffrey Hulme	(1)	Interim Principal Executive Officer	Interim Principal Executive Officer of the Reporting Person	United States
Marianne Zhen	(1)	Chief Accounting Officer	Chief Accounting Officer of the Reporting Person	United States

(1) 1350 Old Bayshore Highway Suite 400, Burlingame, CA.
(2) M.M. Dillon & Co., LLC is an investment banking firm. The address of M.M. Dillon & Co., LLC is 1 Sound Shore Dr, Greenwich, CT 06830.
(3) Sarissa Capital Management LP is a registered investment advisor. The address of Sarissa Capital Management LP is 660 Steamboat Rd, Greenwich, CT 06830.
(4) Haimovitz Consulting Inc. is a consulting firm. The address of Haimovitz Consulting, Inc. is N/A.
(5) Rockefeller University and the Rockefeller University Hospital are a center for research and graduate education in the biomedical sciences, chemistry, bioinformatics and physics. The address of Rockefeller University and Rockefeller University Hospital is 1230 York Ave, New York, NY 10065.